EXHIBIT 99.1

Abivax presents first-half 2024 financial results

Abivax presents first-half 2024 financial results

  Cash balance of EUR 222M at June 30, 2024; cash runway in to Q4 2025

PARIS, France, September 9, 2024, 10:00 p.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, announces today its 2024 half-year financial results, as of June 30, 2024. The interim financial statements for the first half of 2024, approved by the Company’s Board of Directors on September 5, 2024, have been reviewed by the Company’s external auditors.

Abivax recently provided updates on its business and operational goals in press releases published on July 15, 2024 (“Abivax provides operational and key program update”) and August 6, 2024 (“Abivax Announces ABTECT Phase 3 Trial Achieves Key Enrollment Milestone”).

First-half 2024 financial highlights (IFRS figures)

Income Statement	Six months ended June 30,		Change
in millions of euros	2024	2023
Total operating income	6.8	2.3	4.5
Total operating expenses
of which Research and Development costs	(64.7)	(32.6)	(32.1)
of which Sales and Marketing costs	(4.2)	(0.2)	(4.0)
of which General and Administrative costs	(17.9)	(6.8)	(11.1)
Operating loss	(80.0)	(37.3)	(42.7)
Financial (loss) gain	(1.6)	(14.7)	13.1
Net loss for the period	(81.6)	(52.0)	(29.6)

Balance Sheet	30/6/2024	31/12/2023	Change
in millions of euros

Net financial position	120.4	203.2	(82.8)
of which other current financial assets and other current receivables and assets*	17.7	28.3	(10.6)
of which fixed-term deposits (maturing in > 1 year)	0.0	0.0	0.0
of which fixed-term deposits (maturing in < 1 year)	0.0	9.0	(9.0)
of which available cash and cash equivalents	222.3	251.9	(29.6)
(of which financial liabilities)**	(119.6)	(77.0)	(42.6)

Total Assets	284.5	327.1	(42.6)

Total Shareholders’ Equity	126.5	196.0	(69.5)
* Excluding items of the liquidity contract (liquidity and own shares) and prepaid expenses

** Financial liabilities include borrowings, convertible loan notes, derivative instruments, royalty certificates and other financial liabilities

  Operating loss increased by EUR 42.7M to EUR -80.0M compared to EUR -37.3M for the six months ending June 30, 2023. Operating income, consisting predominantly of Research Tax Credit and Subsidies, increased by EUR 4.5M to EUR 6.8M compared to EUR 2.3M for the six months ending June 30, 2023. The increase in operating loss was driven by operating expenses as described further below.
  Research and development (R&D) expenses increased by EUR 32.1M to EUR -64.7M in the first half of 2024 compared to EUR -32.6M in the same period 2023. This increase was predominantly driven by expenses related to:
    A EUR 25.6M, or 98%, increase related to our Ulcerative Colitis (UC) clinical program, driven by the progression of Phase 3 clinical trials for obefazimod in UC (where Phase 3 clinical trial costs were significantly higher than in Phase 2);
    EUR 0.9M in expenses related to our Crohn’s disease (CD) clinical program, compared to no expenses in first half of 2023, driven by planning costs incurred for the Phase 2b CD trial; and
    A EUR 4.8M, or 113%, increase in transversal personnel expenses related to the overall expansion of the R&D headcount to support our organizational growth and the issuance of new equity awards to officers and employees in R&D.
  Sales and marketing (S&M) expenses increased to EUR -4.2M for the six-month period ending June 30, 2024 compared to EUR -0.2M for the same period 2023. These expenses consist primarily of consulting costs associated with market research in preparation for our future sales and commercialization efforts in the U.S.
  General and administrative (G&A) expenses increased to EUR -17.9M compared to EUR -6.8M for the first half of 2023. This increase was primarily due to:
    An increase in personnel costs of EUR 7.9M, resulting from an increase in headcount to support the expansion of the Company along with the issuance of new equity awards to our officers and employees; and
    Increased legal and professional fees and other costs associated with operating as a dual-listed public company.
  Total headcount at the end of June 2024 was 84 and increased compared to December 2023, due to the implementation of the U.S. and European operational infrastructure.
  For the six-months ended June 30, 2024, our EUR -1.6M net financial loss was driven primarily by the following items:
    Interest expenses of EUR -4.2M in relation to borrowings and loans;
    Non-cash expense of EUR -1.9M in relation in relation to our royalty certificates;
    Non-cash expense of EUR -1.6M related to the amortization of prepaid expenses related to the transaction costs of the Kreos/Claret tranche C bond loans;
    Non-cash expense of EUR -1.5M in relation to an increase in the fair value of warrant derivatives issued in relation to the Kreos/Claret financing; and
    Mostly offset by interest income of EUR 4.8M in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq and foreign exchange gains of EUR 2.3M.
  Cash position as of June 30, 2024, was EUR 222.3M compared to EUR 260.0M (including other financial assets of EUR 9.0M) as of December 31, 2023. The decrease was due to EUR -85.2M used in operations, offset by EUR 48.5 M in net proceeds from a drawdown of tranche B and tranche C of the Kreos/Claret Financing (see below).
  As part of the structured debt financing transaction for a total amount of up to EUR 75M with Kreos Capital and Claret European Growth Capital entered into on August 21, 2023 (the “Kreos/Claret financing”), Abivax proceeded with the drawdown of the second and third tranches of the Kreos/Claret financing for EUR 25M each.
    Both the second and third tranches consist of 25,000,000 senior secured non-convertible bonds with a par value of EUR 1.00 each, which will not be listed on any market;
    The issuance of the second and third tranches of the Kreos/Claret non-convertible bonds occurred on March 28, 2024 and June 21, 2024, respectively;
    A variable interest rate of 7.5% European Central Bank Base Rate (MRO) (with a floor at 2.5% and a cap at 4%) applies to both tranches. These non-convertible bonds will be repaid monthly through March 31, 2027, after a deferred repayment of the principal until February 1, 2025.
  Abivax and Bpifrance agreed on the termination of the RNP-VIR and Carena projects. In connection with such termination, Abivax is to repay respectively EUR 2.4M and EUR 0.2M to Bpifrance in accordance with the terms of the financing made available by Bpifrance to Abivax in connection with such projects.
  The drawdown period for Tranche B of the structured debt financing transaction with Heights entered into on August 20, 2023 expired on August 24, 2024. Abivax did not draw down Tranche B prior to such date.
  The Company is in the process of terminating the liquidity contract signed on February 4, 2019 with TRADITION SECURITIES AND FUTURE (TSAF SA). The termination is expected to be effective from September 30, 2024.

Based on the currently available funds, Abivax expects to be able to finance its operating cash flow requirements into the fourth quarter of 2025.

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About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contact:

Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “expect,” “forward,” “future,” “potential,” “plan,” “project,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax's drug candidates, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.